Exhibit 12.1
Calculation of Ratios of Earnings to Fixed Charges
(in thousands)

	For the Years Ended December 31,
	2009	2008		2007	2006		2005
RATIO OF EARNINGS TO FIXED CHARGES:
Pre-tax (loss) income from continuing operations before adjustment for income from equity investee	42,260	(37,042)		(248,419)	(8,211)		(11,299)

Fixed charges:
Interest expense (a)	106,733	101,144		83,025	26,570		21,795
Interest portion of rent expense (b)	9,316	8,555		4,064	2,689		2,504

Total fixed charges	116,049	109,699		87,089	29,259		24,299

Total earnings (loss)	158,309	72,657		(161,330)	21,048		13,000

Ratio of earnings to fixed charges	1.4X	0.7x		—	0.7X		0.5x
Ratio of coverage deficiency		(c	)	(c )	(c	)	(c	)

(a)	Interest expense includes the write-off and amortization of deferred financing costs and the write-off and amortization of non-cash discounts associated with our debt issuances.

(b)	Includes approximately one-fourth of the rent expense for each period presented which management believes is a reasonable approximation of the interest component of such rentals.

(c)	Due to the loss from continuing operations for the years ended December 31, 2008, 2007, 2006 and 2005, there were insufficient earnings of $37.0 million, $248.4 million, $8.2 million and $11.3 million, respectively, to cover fixed charges.